Exhibit Page 212

Exhibit 21

Subsidiaries of Riggs National Corporation

Riggs Bank N.A.	National banking association organized under the laws of the United States of America
Riggs Capital	Business trust established in Delaware
Riggs Capital II	Business trust established in Delaware
Riggs Capital Partners LLC	Limited liability company organized in Delaware
Riggs Capital Partners II, LLC	Limited liability company organized in Delaware